LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 28, 2023
Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill S&P Global Luxury ETF (S000080402)
(the “Fund”)
Dear Mr. Greenspan:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 256 to the Trust’s Registration Statement on Form N-1A filed February 28, 2023 (SEC Accession No. 0000894189-23-001678) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Supplementally confirm there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Response: The Trust confirms that there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund at this time.
2.Supplementally confirm there are no “other expenses” for the Fund.
Response: The Trust confirms that there are no estimated “other expenses” for the Fund.
3.The Staff notes that it is possible that the S&P Global Luxury Index could be weighted towards companies domiciled in the United States versus globally. With respect to Rule 35d-1, please describe how the Fund will invest in assets tied economically across the world.
Response: The name of the Fund – Roundhill S&P Global Luxury ETF – references the name of the Fund’s Index. As a result, to the extent the Fund is required to comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the Rule provides that it must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the Fund’s name, i.e., the constituent securities of the Index or securities that are substantially similar thereto. The Fund’s existing 80% investment policy adopted pursuant to Rule 35d-1 is consistent with this requirement. The Fund’s name and 80% investment policy also are consistent with Section 35 of the 1940 Act. Investors who determine to invest in the Fund because its Fund name references the Index will be, in fact, investing in a Fund that invests “at least 80% of [its] net assets (plus any borrowings for investment purposes) [ . . .] in the constituents of the Index or investments with similar economic characteristics, including American Depositary Receipts (“ADRs”).” The Fund discloses the Index’s constituent selection criteria in its discussion of its Principal Investment Strategies. Investors, therefore, would not be misled by either the Fund’s name or the composition of the Index, the performance of which it seeks to track. Finally, the Index was created and is maintained by a third-party index provider that is independent of the Fund and its Adviser and Sub-Adviser. As such, the Fund is not in a position to dictate to the Index Provider the criteria to be used for the selection of Index constituents or changes thereto. The Index’s 80 constituents are derived from the constituents of the S&P Global BMI, which measures global stock market performance and includes approximately 14,000 stocks from issuers domiciled in 25 developed countries and 24 emerging market countries. As of May 31, 2023, the Index included stocks of issuers domiciled in 11 different countries, including the United States, and approximately 66% of the weight of the Index was allocated to issuers domiciled in a country other than the United States.

4.Please consider including a definition of “luxury goods” within the first paragraph under “S&P Global Luxury Index” of the “Principal Investment Strategies” section.
Response: The Trust respectfully declines to add a definition of “luxury goods” to the registration statement because the Index methodology does not use or apply any such definition in the selection of constituents and construction of the Index. Rather, the Index methodology explains that “the determination of luxury status is subjective and is primarily based on qualitative factors. S&P Dow Jones Indices determines which companies may be considered as potential index constituents for a luxury index based on factors such as a company’s business description, revenue segment, and market perception.” The third paragraph of the existing “Principal Investment Strategies” section discloses this aspect of the Index methodology.
5.The Staff notes that Index Methodology states that “[the] determination of luxury status is subjective, and is primarily based on qualitative factors.” Please clarify in the second paragraph under “S&P Global Luxury Index” of the Principal Investment Strategies section that the factors for inclusion in the Index are subjective and primarily based on qualitative factors.
Response: The Trust has revised Fund’s Principal Investment Strategies section to disclose these aspects of the Index methodology.
6.Please explain why investing in securities or other investments not included in the Index adheres to a passive management model. Please include any constraints or restrictions that inhibit the Adviser’s ability to deviate from the investment strategy.
Response: The Sub-Adviser’s decision to use a representative sampling approach, from time to time, to seek to achieve the Fund’s investment objective is not inconsistent with its “passive management” approach. The Fund’s “passive management” approach merely means that it seeks to track the total return performance, before fees and expenses, of the Index. In contrast, an active management approach seeks to outperform a particular performance benchmark or index. The references to active and passive do not refer to an adviser’s ability to make investment decisions about the management of a fund, but rather the goal of the fund’s investment strategy. As is the case with the implementation of the Fund’s investment strategy, a passive management approach does not mean that the Adviser and/or the Sub-Adviser do not have discretion to make investment decisions about how best to seek to track the Fund’s Index and instead must always replicate the composition of that Index. To the contrary, the Adviser and/or the Sub-Adviser may determine it is in the best interest of the Fund and its shareholders to replicate the composition of the Index under certain circumstances (e.g., when there are few constituents and all are readily available with no comparable substitutes) and to invest in a representative sample of the Index’s constituents under different circumstances (e.g., when there are numerous constituents, some of which are expensive to acquire in the quantity needed, and there are less expensive ETFs available that would serve as comparable substitutes).
As with any investment company registered pursuant to the 1940 Act, the Adviser and Sub-Adviser are constrained from deviating from the Fund’s disclosed investment strategies without first obtaining appropriate approval by the threat of: (1) poor performance, increased tracking error, failure to achieve the Fund’s investment objective, and ultimately, shareholder redemptions; (2) violations of the Fund’s Rule 38a-1 Compliance Program Policy and Procedures relating to prospectus disclosure and the implementation of investment strategies; (3) prospectus disclosure liability, including pursuant to Section 10(b) and Rule 10b-5 under the Exchange Act of 1934; and (4) regulatory enforcement action.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary
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